UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 30, 2023

Date of Report: (Date of earliest event reported)

MASTERWORKS 078, LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2465121
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

As previously disclosed by Masterworks 078, LLC (the “Company”) in its Current Report on Form 1-U as filed with the SEC on April 3, 2023, on March 29, 2023, the Company and the 078 Segregated Portfolio of Masterworks Cayman, SPC consummated the sale of its sole material asset and commenced the process of winding up and dissolving in accordance with the Company’s Second Amended and Restated Limited Liability Company Operating Agreement.

On June 27, 2023, the Company filed a Certificate of Cancellation with the Delaware Secretary of State and the Company was dissolved. A copy of the Certificate of Cancellation is attached to this Form 1-U as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description of Exhibit

99.1	Certificate of Cancellation, Dated June 27, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 078, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: June 30, 2023